HYPERION COLLATERALIZED SECURITIES FUND, INC.
           Three World Financial Center, 200 Vesey Street, 10th Floor
                             New York, NY 10281-1010

            EXTENSION OF THE EXPIRATION DATE AND WITHDRAWAL DEADLINE
             FOR OFFER TO PURCHASE FOR CASH 2,062,868 OF ITS ISSUED
               AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE


To the Holders of Shares of
HYPERION COLLATERALIZED SECURITIES FUND, INC.:

     On June 30, 2006, Hyperion Collateralized Securities Fund, Inc. (the "Fund") mailed you tender offer documents offering to purchase for cash 2,062,868 of its issued and outstanding shares at net asset value (the "Offer"). The Offer was scheduled to expire on July 31, 2006. THE FUND HEREBY EXTENDS UNTIL 4 P.M. EASTERN TIME ON THURSDAY, AUGUST 31, 2006, UNLESS FURTHER EXTENDED, THE EXPIRATION DATE AND WITHDRAWAL DEADLINE FOR ITS OFFER. All other terms of the Offer remain as set forth in the Offer.

     The purpose of the extension is to allow time to resolve issues relating to the overissuance of shares of the Fund. The Fund has issued, and has outstanding, approximately 66,208,522.991 shares of common stock. That amount is approximately 16,208,522.991 more shares ("Overissued Shares") than the 50 million shares that were authorized for issuance by the Fund's Articles of Incorporation. Overissued Shares include any shares issued after May 2, 2006. The Directors of the Fund have approved an amendment to the Fund's Articles of Incorporation to increase the number of authorized shares from 50 million to 200 million, and have recommended the shareholders approve the amendment. A meeting of shareholders to consider the amendment is expected to be held on or about August 29, 2006. While the authorization of additional shares is expected to be approved by the shareholders, there can be no assurance that such authorization will be approved. The Directors of the Fund are also expected to consider shortly a rescission offer for the Overissued Shares.

     If the authorization of additional shares is approved by shareholders, and the Directors approve a rescission offer, holders of the Overissued Shares will have the opportunity to (1) exchange the Overissued Shares for newly authorized shares, or (2) rescind their purchase and receive proceeds equal to the original purchase price of the Overissued Shares, less any distributions made thereon, plus interest thereon.

     If shareholders do not approve the authorization of additional shares, the Fund will be limited to 50 million shares. If that occurs, notice will be provided to shareholders, and the Offer will be extended. Unless and until shareholders vote to approve the increase in the number of authorized shares, Overissued Shares will not be eligible for tender.

     As of July 28, 2006, approximately 36 shares have been tendered.

     Questions and requests for assistance may be directed to your financial advisor or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the Fund's Letter of Transmittal should be directed to the Transfer Agent as set forth below.


July 31, 2006                    HYPERION COLLATERALIZED SECURITIES FUND, INC.


                                        Transfer Agent:
                                          American Stock Transfer & Trust
                                          59 Maiden Lane
                                          New York, NY  10038
                                          Attn: Hyperion Collateralized
                                                Securities Fund, Inc.
                                                (877) 248-6417